EXHIBIT 99.1

For Immediate Release	Date: December 8, 2022
22-66-TR

Teck and Earth Rangers Partner to Support Wildlife Conservation

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and Earth Rangers today announced an expanded partnership to support wildlife conservation programs and engage young Canadians in biodiversity programming, including a new youth volunteer initiative.

The collaboration between Teck and Earth Rangers builds on the existing partnership with increased funding from Teck of $500,000 to support expanded opportunities to engage youth and protect Canadian wildlife, including the following Earth Rangers initiatives:

•	Wildlife Adoption Programs to raise funds for conservation work supporting animals in the regions where Teck operates
•	A new Earth Rangers Youth Volunteer Program to encourage and provide access to conservation-focused volunteer opportunities for youth aged 13 – 18
•	Earth Rangers School Assembly Program, which will visit 25 schools in communities near Teck’s Canadian operations annually

To date, the Teck and Earth Rangers partnership has supported more than 150 Earth Rangers school assemblies, reaching approximately 50,000 students. Conservation programs supported include the Nature Conservancy of Canada’s efforts to restore and protect open grassland areas of the Kootenay River Ranch Conservation Area in B.C. which is an important habitat for bighorn sheep, American badgers, and other wildlife.

This partnership supports Teck's goal to become a nature positive company by 2030. Becoming nature positive means that, by 2030, Teck’s conservation, protection and restoration of land and biodiversity will exceed the disturbance caused by its mining activities from a 2020 baseline. In doing so, Teck will conserve or rehabilitate at least three hectares for every one hectare affected by its mining activities.

To learn more about Teck’s Nature Positive goal, click here.

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Quotes:

Jonathan Price, CEO, Teck –

“We’re pleased to work with Earth Rangers on this innovative partnership to protect wildlife in regions where we operate and beyond while engaging youth to get involved and care about conservation. As we work towards our goal to be a nature positive company, we recognize the importance of building partnerships with organizations like Earth Rangers and look forward to what we will accomplish together.”

Tovah Barocas, President, Earth Rangers -

“Kids join Earth Rangers because they love animals and want to protect them. Our partnership with Teck has always focused on empowering them to do that by learning about and supporting important conservation work in Teck communities and across Canada. With the increased support announced today, we’ll be extending our programming beyond elementary school and into the teen years, by providing impactful environmental volunteer opportunities for middle and high school students.”

Forward Looking Statements - Teck

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “intend”, “expect”, and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to: our goal to become a nature positive company by 2030 and the actions we intend to take to achieve this goal, including our intended donations and commitments to conserve or rehabilitate at least three hectares for every one hectare affected by mining activities; the expected use and impact of our donations and our other nature positive initiatives. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Such statements are based on a number of estimates, projections, beliefs and assumptions which are inherently uncertain and difficult to predict and may prove to be incorrect, including but not limited to expectations and assumptions concerning: the availability of land or other opportunities for conservation, rehabilitation, or capacity building in appropriate locations on commercially reasonable terms and the ability to obtain any required external approvals or consensus for such opportunities; our ability to achieve our nature positive and biodiversity goals and the longer term impacts of those goals and strategies on our business; environmental compliance costs generally; and assumptions regarding the development of our business generally and general economic conditions. Factors that may cause actual results to vary include, but are not limited to, actual biodiversity consequences; unavailability of land or other opportunities for conservation, rehabilitation or capacity building on commercially reasonable terms or inability to obtain any required external approvals or consensus for such opportunities; changes in laws and governmental regulations or enforcement thereof that impact our operations, goals or strategy and changes in commodity price, costs or general economic conditions.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. Inherent in forward-looking

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statements are risks and uncertainties beyond our ability to predict or control. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About Earth Rangers

Earth Rangers is the kids’ conservation organization, committed to instilling environmental knowledge, positivity, and the confidence to take action in every child in Canada. We do this through a suite of programming that children can participate in at school, at home, and in their communities. All of these programs are educational and engaging—but more importantly, they show children that it’s not too late to protect the planet, and the things we do today can make a real impact tomorrow.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Earth Rangers Media Contact:

Karen Horsman

Senior Manager of Communications

khorsman@earthrangers.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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